Safe-esteem, Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Safe-esteem, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 23, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	56,483	30,653
Total Current Assets	56,483	30,653
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	1,133	-
Intangible Assets: Trademark	800	800
Total Non-Current Assets	1,933	800
TOTAL ASSETS	58,416	31,453
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,555	1,734
Total Current Liabilities	4,555	1,734
Long-term Liabilities		
SAFE Notes	100,000	100,000
SAFE Note - Related Party	20,000	20,000
Total Long-Term Liabilities	120,000	120,000
TOTAL LIABILITIES	124,555	121,734
EQUITY		
Common Stock	2,700	100
Additional Paid in Capital	202,241	111,768
Stock Subscription Receivable	(11,000)	-
Accumulated Deficit	(260,080)	(202,149)
Total Equity	(66,139)	(90,281)
TOTAL LIABILITIES AND EQUITY	58,416	31,453

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	5,238	30,379
Cost of Revenue	14,565	40,774
Gross Profit	(9,327)	(10,394)
Operating Expenses		
Advertising and Marketing	5,374	3,557
General and Administrative	32,548	73,532
Rent and Lease	10,682	7,264
Total Operating Expenses	48,604	84,353
Operating Income (loss)	(57,931)	(94,747)
Other Income		
Other	-	1,000
Total Other Income	-	1,000
Other Expense		
Other	-	-
Total Other Expense	-	-
Provision for Income Tax	-	-
Net Income (loss)	(57,931)	(93,747)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(57,931)	(93,747)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	2,821	634
Equity-based Compensation - SAFE Note	-	20,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,821	634
Net Cash provided by (used in) Operating Activities	(55,110)	(93,113)
INVESTING ACTIVITIES		
Equipment	(1,133)	-
Intangible Asset	-	(800)
Net Cash provided by (used by) Investing Activities	(1,133)	(800)
FINANCING ACTIVITIES		
Paid in Capital	82,073	11,868
Proceeds from SAFE Notes	-	50,000
Net Cash provided by (used in) Financing Activities	82,073	61,868
Cash at the beginning of period	30,653	62,698
Net Cash increase (decrease) for period	25,830	(32,045)
Cash at end of period	56,483	30,653

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	APIC	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	4,800,000	100	99,900	-	(108,402)	(8,402)
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	11,868	-	-	11,868
Net Income (Loss)	-	-	-	-	(93,747)	(93,747)
Ending Balance 12/31/2020	4,800,000	100	111,768	-	(202,149)	(90,281)
Issuance of Common Stock	1,300,000	2,600	23,400	(11,000)	-	15,000
Additional Paid in Capital	-	-	67,073	-	-	67,073
Net Income (Loss)	-	-	-	-	(57,931)	(57,931)
Ending Balance 12/31/2021	6,100,000	2,700	202,241	-	(260,080)	(66,139)

Safe-esteem, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Safe-esteem, Inc ("the Company") was formed in Delaware on January 9, 2019. The Company's base of operations is in Miami, Florida where it develops, distributes, and sells business and consumer software applications focused on risk measurement, communication, and decision-support functions.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company currently generates revenue by selling subscriptions to its Travel Risk Intelligence web application (Safe-xplore) to travel and security risk professionals. There are two distinct classes of subscriptions: Corporate and Professional/Trial. Corporate plans include varying quotas of pre-paid reports per month, multiple users, and might be subject to six or 12-month commitments. Professional/Trial plans are typically month-to-month and include a monthly access fee and varying (negotiated) per-report price. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to twelve months and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Concentration of Revenue

During 2020 and 2021, the Company generated revenue from a single customer (different customer in each year).

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Total options outstanding, January 1, 2020	300,000	$	0.010
Granted	200,000	$	0.020
Exercised	-	$	-
Expired/cancelled	-		
Total options outstanding, December 31, 2020	500,000	$	-
Granted	375,000	$	0.020
Exercised	-	$	-
Expired/cancelled	-		
Total options outstanding, December 31, 2021	875,000	$	0.020
Options exercisable, December 31, 2021	500,000	$	0.020

	Nonvested Options	Weighted Average Fair Value	
Nonvested options, January 1, 2020	-	$	-
Granted	200,000	$	-
Vested	(100,000)	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2020	100,000	$	-
Granted	375,000	$	-
Vested	(100,000)	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2021	375,000	$	-

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2020, the Company entered into a SAFE, totaling $20,000, with a related party for services rendered. For the terms of the SAFE, see "Note 5 – Debt".

During the years ended 2020 and 2021, the Company received free software development services from a technology Company that is owned by a shareholder of this Company. There is no current liability associated with the services received but the company does expect to pay for these services going forward.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company maintains a lease agreement for office space in a building located in Miami, Florida, from which company-level business operations occur. The monthly rent charged is $845.

The rental expense was $7,264, and $10,682, for 2020, and 2021, respectively.

Lease Maturities 5 Years Subsequent to 2021

Year	Amount
2022	4,225
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) –

During the period ended December 31, 2020, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party totaling $50,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at an 85% discount. The agreement is not subject to a valuation cap.

During the period ended December 31, 2020, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a related party totaling $20,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. The agreement is subject to a valuation cap of $7M (Post Money).

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.001 per share. 6,100,000 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 23, 2022, the date these financial statements were available to be issued.

The Company granted 250,000 Stock Options to a related party through their Stock Incentive Plan on January 25, 2022, at a $0.02 purchase price with 24-month maturity and a 12-month 50% cliff.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.